EXHIBIT 11

HILLS BANCORPORATION	Exhibit 11

STATEMENT RECOMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,

	2004	2003	2002

Shares of common stock, beginning	4,550,034	4,503,162	4,495,674

Shares of common stock, ending	4,549,656	4,550,034	4,503,162

Computation of weighted average number of basic and
diluted shares:

Common shares outstanding at the beginning of the year	4,550,034	4,503,162	4,495,674

Weighted average number of net shares issued (redemption)	141	30,789	2,133

Weighted average shares outstanding (basic)	4,550,175	4,533,951	4,497,807
Weighted average of potential dilutive shares
attributable to stock options granted, computed under

the treasury stock method	15,511	11,127	36,318

Weighted average number of shares (diluted)	4,565,686	4,545,078	4,534,125

Net income (In Thousands)	$14,195	$14,269	$11,464

Earnings per share:
Basic	$3.12	$3.15	$2.55

Diluted	$3.11	$3.14	$2.53

Dividends per common share	$0.70	$0.63	$0.58

Page 90 of 96